

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2017

Via E-mail
Paul C. Honda
Vice President and Assistant Secretary
American Honda Finance Corporation
c/o American Honda Receivables LLC
20800 Madrona Avenue
Torrance, CA 90503

> **Re: Honda Auto Receivables 2014-2 Owner Trust**
> **Honda Auto Receivables 2016-2 Owner Trust**
> **Forms 10-K for Fiscal Year Ended March 31, 2017**
> **Filed June 16, 2017**
> **File Nos. 333-183223-07 and 333-205883-02**

Dear Mr. Honda:

We have reviewed your filings and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Honda Auto Receivables 2014-2 Owner Trust
Exhibit 33.1

1. We note that Item 1122(d)(3)(ii) relating to an assessment that the amounts due to investors are allocated and remitted in accordance with time frames, distribution priority and other terms set forth in the transaction agreements is identified as an applicable servicing criterion performed by the servicer. We note, however, the servicer's assessment of compliance (Exhibit 33.1) specifies that the servicer's responsibility relating to Item 1122(d)(3)(ii) is limited to amounts remitted to the indenture trustee (rather than the investors), and that the indenture trustee would provide separate assessment for this criterion. We further note that the indenture trustee's assessment of compliance (Exhibit 33.2) specifies that the indenture trustee's responsibility relating to Item 1122(d)(3)(ii) does not apply to allocating amounts due to investors. Please tell us which servicing participant is responsible for ensuring that the amounts due to investors are properly allocated and whether an assessment of compliance for this part of the criterion was performed.

Honda Auto Receivables 2016-2 Owner Trust
Exhibit 33.1

2. We note that Item 1122(d)(3)(ii) relating to an assessment that the amounts due to investors are allocated and remitted in accordance with time frames, distribution priority and other terms set forth in the transaction agreements is identified as an applicable servicing criterion performed by the servicer. We note, however, the servicer's assessment of compliance (Exhibit 33.1) specifies that the servicer's responsibility relating to Item 1122(d)(3)(ii) is limited to amounts remitted to the indenture trustee (rather than the investors), and that the indenture trustee would provide separate assessment for this criterion. We further note that the indenture trustee's assessment of compliance (Exhibit 33.2) specifies that the indenture trustee's responsibility relating to Item 1122(d)(3)(ii) is applicable only as it relates to remittances. Please tell us which servicing participant is responsible for ensuring that the amounts due to investors are properly allocated and whether an assessment of compliance for this part of the criterion was performed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Jan Zimmerman, Honda
        Stuart M. Litwin, Mayer Brown LLP